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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                    International Menu Solutions Corporation

                                (Name of Issuer)


                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   0001121553

                                 (CUSIP Number)

                                   Lynda King
                    Southbridge Investment Partnership No. 1
                             150 Water Street South
                       Cambridge, Ontario, Canada N1R 3E2
                            Telephone: (519) 621-8886

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 13, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (continued on following pages)
                               (page 1 of 4 pages)
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CUSIP No. 0001121553                                           Page 2 of 4 Pages

                                   MENU - 13 D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Southbridge Investment Partnership No. 1

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) / /
                                                           (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada

         NUMBER OF                7. SOLE VOTING POWER
         SHARES                           4,212,699
         BENEFICIALLY             8. SHARED VOTING POWER
         OWNED BY                         0
         EACH                     9. SOLE DISPOSITIVE POWER
         REPORTING                        4,212,699
         PERSON WITH             10. SHARED DISPOSITIVE POWER
                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  4,212,699 Shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.16%

14.      TYPE OF REPORTING PERSON

                  PN
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CUSIP No. 0001121553                                           Page 3 of 4 Pages

                                   MENU - 13 D


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  SIPGP No. 1 Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) / /
                                                           (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Ontario, Canada

         NUMBER OF                7. SOLE VOTING POWER
         SHARES                           4,212,699
         BENEFICIALLY             8. SHARED VOTING POWER
         OWNED BY                         0
         EACH                     9. SOLE DISPOSITIVE POWER
         REPORTING                        4,212,699
         PERSON WITH             10. SHARED DISPOSITIVE POWER
                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  4,212,699 Shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.16%

14.      TYPE OF REPORTING PERSON

                  CO
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CUSIP No. 0001121553                                           Page 4 of 4 Pages
                                   MENU - 13 D


This amendment is being filed solely for the purposes of amending Item 4 to report that the two Southbridge Investment Partnership No. 1 ("Southbridge") representatives to the Board of Directors of the Issuer have stepped down as directors and/or officers of the Issuer.

ITEM 4.  PURPOSE OF THE TRANSACTION

On February 13, 2001, Mr. Reginald Petersen and Ms. Lynda King, Southbridge representatives to the Board of Directors of the Issuer, resigned as directors of the Issuer. Ms. King also resigned as Secretary of the Issuer. Such resignations were accepted by the Board of Directors of the Issuer on February 22, 2001.



                                   SIGNATURES


After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 22, 2001              SOUTHBRIDGE INVESTMENT
                                          PARTNERSHIP NO. 1

                                          By: SIPGP No. 1 Inc.,
                                              its General Partner

                                          By: /s/ Lynda King
                                              ----------------------------------
                                               Lynda King, Vice President



                                          SIPGP No. 1 Inc.

                                          By: /s/ Lynda King
                                              ----------------------------------
                                              Lynda King, Vice President